NON CONFIDENTIAL - PUBLIC COPY

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FORM X-17A-5
PART III

SEC FILE NUMBER
8-50378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NexTrend Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State of Texas Address Confidentiality
(No. and Street)

Austin	Texas	78711
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Cherlin 214-668-1133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd, # 120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1U

RMS

NON CONFIDENTIAL - PUBLIC COPY

OATH OR AFFIRMATION

I, Mark Cherlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NexTrend Securities, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

BRANDON ALAN JACKSON
NOTARY PUBLIC - STATE OF TEXAS
ID # 12988439-3
COMM. EXP. 08-20-2022

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NON CONFIDENTIAL - PUBLIC COPY

NexTrend Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2018

NON CONFIDENTIAL - PUBLIC COPY

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of NexTrend Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of NexTrend Securities, Inc. as of December 31, 2018, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of NexTrend Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NexTrend Securities, Inc.'s management. My responsibility is to express an opinion on NexTrend Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to NexTrend Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as NexTrend Securities, Inc.'s auditor since 2017.

Tarzana, California

January 10, 2019

NON CONFIDENTIAL - PUBLIC COPY

NexTrend Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets

Cash	$ 80,796
Deposit with clearing organization	0
Total assets	$ 80,796

Liabilities and Stockholder's Equity

Liabilities	
Due to Non-Customer	$ 70,000
Accrued liabilities	500
Total liabilities	$ 70,500
Stockholder's equity	
Common stock, no par value, 1,000 shares authorized, 1,000 shares issued and outstanding	
Additional paid-in capital	$844,856
Accumulated deficit	(834,560)
Total stockholder's equity	10,296
Total liabilities and stockholder's equity	$ 80,796

The accompanying notes are an integral part of these financial statement

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2018

Note 1 – Organization and Nature of Business

NexTrend Securities, Inc. (the Company) was incorporated in the State of Texas in July, 1997 under the name Five Star Trading, Inc. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a subsidiary of NexTrend Technologies, Inc. (the Parent).

For the year ended December 31, 2018, the Company's operations are maintained via additional paid-in-capital by the Parent Company and the Parent plans to continue to fund the operations with additional capital as needed.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- Put and call broker or dealer or option writer
- Sharing commissions from corporate transactions (equity and debt)
- Selling group participant private and public offerings on a best efforts basis
- Mergers and acquisitions ("M&A") business activities
- Private placements of securities
- Internet trading and equity crowdfunding; and
- Operate up to (7) offices (registered and unregistered), including the main office. The remaining six (6) branch offices will only engage in private placement business.
- Employ up to eighteen (18) associated persons (registered and unregistered) who have direct contact with customers in the conduct of member's securities sales, trading and investment banking activities, including the immediate supervisors of such persons.

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2018

Revenue – Revenues are recorded when earned.

Commissions – Commissions and related clearing expenses are recorded when earned on a trade-date basis as securities transactions occur.

Income Taxes – The Company elected to be taxed as a subsidiary of a Controlled Group with its parent reporting for Federal income tax purposes. As a member of a Controlled Group, the Company's asset, liability, income and expense items are treated as though they were owned, held or incurred by the parent Corporation. As per the Consent Plan and Apportionment Schedule for a Controlled Group (IRS - Schedule O), all taxes are paid by the parent company, NexTrend Technologies, Inc.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

The Company is treated as a member of a controlled group for federal income tax purposes. Consequently, federal income taxes are not payable by or provided by the Company.

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate carrying values of such accounts.

Note 4 – Clearing Broker Deposit

The Company has terminated its agreement with a clearing broker and has notified regulators that it will not transact business requiring a clearing broker until a clearing agreement is in place and the regulators are notified.

Note 5 – Related Party

The Company uses office space provided by the parent company. Since there is limited activity, the parent company does not charge rent. There is no expense sharing agreement.

NexTrend Securities, Inc.
Notes to Financial Statements
December 31, 2018

Note 6 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $10,296 which was $5,296 in excess of its required net capital of $5,000. The Company's net capital ratio was 6.85 to 1.

Note 7 – Exemption from the SEC Rule 15c3-3

NexTrend Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Currently there is no clearing broker arrangement in place as the company is not trading.

Note 8 – Going Concern

For the year ended December 31, 2018, the Company's operations were maintained via additional paid-in-capital by the Parent Company. The Parent plans to continue to fund the operations with additional capital as needed.

Note 9 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31, 2018 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through January 10, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure that have not ben disclosed. On 5/18/18 NexTrend Technologies, Inc. the parent company of NexTrend Securities, Inc. entered into a purchase agreement for the purchase and sale of all the issued and outstanding stock of NexTrend Securities, Inc. The sale was terminated by NexTrend Technologies on 12/26/18 due to breaches of the agreements by the purchaser. The company accepted a $70,000 deposit on 6/12/18 by the purchaser that was booked for accounting purposes as a payable to a non-customer. The $70,000 was returned to the purchaser on 1/4/19.

NexTrend Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirement is not applicable to NexTrend Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

NexTrend Securities, Inc.
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to NexTrend Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
NexTrend Securities, Inc.
Austin, Texas

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) NexTrend Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which NexTrend Securities, Inc.claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) NexTrend Securities, Inc., stated that NexTrend Securities, Inc., met the identified exemption provision throughout the most recent fiscal year without exception. NexTrend Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about NexTrend Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 10, 2019

Assertions Regarding Exemption Provisions

The management of **NexTrend Securities, Inc.** ("the Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period from January 1, 2018 through December 31, 2018.

NexTrend Securities, Inc.

By:

Mark Cherlin
President
1/10/19